Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Dated July 13, 2023
Relating to Preliminary Prospectus
Dated July 11th 2023
Registration No. 333-269419

Media Tech Company Creator of FANTOO, an All - In - One Social Experience Platform Connecting K - Culture Fans Around the World Hanryu Holdings, Inc. Hanryu Holdings, Inc. Copyright 2023, All rights reserved.

Disclaimer This presentation highlights information about Hanryu Holdings, Inc., or we, us, our, or the Company, and the offering to whi ch this presentation relates. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. The Company has filed a Re gistration Statement on Form S - 1 (including a preliminary prospectus) with the Securities Exchange Commission, or the SEC, for the offering to which this presentation relates. The Re gis tration Statement has not yet been declared effective. Before you invest, you should read the preliminary prospectus included in the Registration Statement (including the risk fact ors described therein) and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may also access these document s f or free by visiting EDGAR on the SEC website at www.sec.gov/edgar . The Preliminary Prospectus, dated July 11, 2023, is available on the SEC website at www.sec.gov/edgar . Alternatively, the Company or the underwriter participating in the offering will arrange to send you the Preliminary Prospectus and, when available, the final prospectus a nd/ or any supplements thereto if you contact Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of Americas, 27 th Floor, New York, NY 10105, by email at syndicate@aegiscap.com , or by telephone at (212) 813 - 1010. This presentation does not constitute an offer or invitation for the sale or purchase of securities of the Company or to engage in an y other transaction with the Company or its affiliates. The information in this presentation is not targeted at any residents of any particular country or jurisdiction and is not intend ed for distribution to, or use by, any person in any jurisdiction or country where such distribution or use would be contrary to local law or regulation. 2

Forward - Looking Statements This presentation (the “Presentation”) includes “forward - looking statements” within the meaning of the “safe harbor’’ provisions of the United States Private Securities Litigation Reform Act of 1995. Forward - looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “targ et,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are n ot statements of historical matters. Such forward - looking statements with respect to revenues, earnings, performance, strategies, the market, prospects and other aspects of the busine sse s of Hanryu Holdings, Inc. (“Hanryu Holdings”) are based on current expectations that are subject to risks and uncertainties. A number of factors, many of which are outside of the control of Hanryu Holdings, could cause actual results or outcomes to differ materially from those indicated by such forward - looking statements. These forward - looking statements are s ubject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of Hanryu Holdings to successfully or timely consummate the initial public offering, including the risk that any required regulatory approvals are not obtained, are delayed or are subje ct to unanticipated conditions that could adversely affect Hanryu Holdings or the expected benefits of the initial public offering; (iii) failure to realize the anticipated benefits of th e initial public offering; (iv) risks relating to the uncertainty of the expected financial performance with respect to Hanryu Holdings, including expected cash flows, revenues, organic growth, mar gins, earnings and earnings per share; (v) risks relating to the continued effects of the COVID - 19 pandemic; (vi) the effects of competition on Hanryu Holdings’ business; (vii) the effects of the global economy, global macroeconomic uncertainty and global supply chain issues on Hanryu Holdings’ business; (viii) developments and changes in laws and regulati ons ; (ix) the impact of significant investigative, regulatory or legal proceedings; (x) risks related to our de - leveraging plans, including leverage ratios and targets, the timing and nature of actions to reduce indebtedness and our credit ratings and outlook; (xi) risks relating to our ability to obtain additional funding; (xii) risks relating to Hanryu Holdings’ cost s tru ctures and plans to reduce costs; (xiii) risks relating to restructuring, goodwill impairment or other financial charges; and (xiv) those factors discussed in Hanryu Holdings’ Registra tio n Statement on Form S - 1, under the heading “Risk Factors,” and other documents of Hanryu Holdings filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward - looking statements. There may be add itional risks that Hanryu Holdings does not presently know or that Hanryu Holdings currently believes are immaterial that could also cause actual results to differ from those cont ain ed in the forward - looking statements. In addition, forward - looking statements reflect Hanryu Holdings’ expectations, plans or forecasts of future events and views as of the date o f this Presentation. Hanryu Holdings anticipates that subsequent events and developments will cause Hanryu Holdings' assessments to change. You are cautioned not to place undue re lia nce upon any forward - looking statements, which speak only as of the date made. Hanryu Holdings undertakes no commitment to update or revise the forward - looking statements, whe ther as a result of new information, future events or otherwise, except as may be required by law. 3

Capitalization Structure 4 0*** Warrants Outstanding: 'HRYU’ NASDAQ Symbol Intended to List: 100,000,000 Shares Authorized 51,931,261* Common Shares Outstanding before IPO: $10.00 IPO Offering Price Per Share: 877,328 IPO Offering Size: 52,808,589 or 52,940,188** Common Shares Outstanding after IPO : Investment in corporate infrastructure. 5% (approx. $338,571) Construction of a data center for AI technology and hiring approximately 23 software engineers. 7% (approx. $473,999) Increasing engineering team to staff planned AI technology data center. 8% (approx. $541,713) Market and host events such as live K - pop concerts. 30% (approx. $2,031,425) Develop services within the FANTOO ecosystem such as the fan shop, digital stickers, Augmented Reality filters and emojis. 30% (approx. $2,031,425) General working capital purposes, operating expenses and/or acquisitions of, or investments in, businesses, products, services or technology. 20% (approx. $1,354,284) * Includes 4,066,666 shares issued upon exercise of warrants after March 31, 2023 and including 760,000 shares sold in May 2023 private placement. ** If underwriter exercises its option to purchase additional shares in full. & Use of Proceeds (~$6.8M to ~$8.0M)**** *** Since the period ended March 31, 2023, the Company generated approximately $4.3 million from the exercise of warrants and there are no longer any warrants outstanding. **** We estimate that the net proceeds from the offering, after deducting underwriting discounts and commissions and non - account able expenses of $0.70 million (or $0.81 million if the underwriter exercises its option to purchase additional shares in full) plus the estimated offering expenses payable b y u s of $1.3 million, will be approximately $6.8 million, or approximately $8.0 million if the underwriter exercises its option to purchase additional shares from us in full, given the init ial public offering price of $10.00 per share.

Company Overview 5 HanryuBank • Hanryu Holdings is a media tech holding company incorporated in the US with operations through its subsidiaries in South Korea. • The company’s FANTOO app addresses the multi - billion dollar K - Culture fandom market needs, with one easy - to - use app seamlessly connecting K - Culture fans around the globe to create and share online. • Wholly - owned subsidiaries are complimentary to the FANTOO ecosystem. • FANTOO surpassed 26.6 million registered users globally and ~1.5 million active monthly users as of March 202 3 , only 24 months after launch and ~ $ 32 million * raised to date. HanryuTimes FNS FANTOO Entertainment K - Commerce * Includes additional paid - in - capital and other capital of $27,555,936 and issuance of equity as common stock.

6 Click Here to Watch the Video

The FANTOO Experience SOCIAL 7 EVENTS CONTENT CREATION REWARD SYSTEM SHOP

• Fandom is a subculture composed of fans characterized by a feeling of empathy and camaraderie with others who share a common interest. 8 FANTOO @ KCON LA AUG 2022 * The Power of Fandom *KCON is a major fan celebration of Korean culture and music. Initially Launched this flagship Los Angeles event in 2012

9 156.6 million fans in 116 countries • The Korean Wave refers to the global popularity of South Korean pop culture, entertainment, music, TV dramas, and movies. • In the early 2000’s, Korean pop culture gained a large following in Asia, and Korean dramas became popular in Asia, the Middle East, and Latin America. How K - Culture Rocked the World

The Global Phenomenon of K - Culture Boy band BTS , first Kpop act nominated for Grammy and a worldwide household name Korean TV series “Squid Game,” a global hit on Netflix Bong Joon Ho’s film Parasite won four Oscars 10 K - Culture is a $124.3 billion + industry with 1 56.6 million fans worldwide *

K - Culture Total Addressable Market (TAM) 11 Purchasing Power of K - Culture 2020 2020 2028 Global Virtual Event Market CAGR of 24%!

12 756,383 1,768,494 2,805,364 4,147,382 5,383,514 6,849,512 7,929,431 13,233,349 18,973,884 23,774,810 25,174,371 APR MAY JUN JUL AUG SEP OCT NOV DEC JAN FEB MAR Over 26.6 Million Global Users

Key Performance Indicators Monthly Active User Average of 2,827,421 13 User Acquisition Cost of $0.038

FANTOO for Users and Brands For Users : FANTOO is an all - in - one platform that combines the most - used functions of popular social media apps. For Brands : FANTOO provides highly curated advertising products that promote a high level of engagement and sales conversion , without third - party support . 14

• Auto - translation of 17 languages • Real - time communication worldwide • Create and monetize original content • Create clubs , Attend concerts, Shop and more • Earn rewards (FP) for everyday fan activities 15 Why subscribers love the FANTOO platform The FANTOO Ecosystem

16 Drives Loyalty, Stickiness, and Sales Among Fans FANTOO REWARD SYSTEM – FANTOO POINTS

17 FANTOO P ortfolio building through User Generated Content • Generated $ 889,045 in revenue in 2022 from marketing service and product sales by Hanryu Times and K - Commerce. • Focused in 2022 and Q1 ‘23 on user base growth and launch of upgraded FANTOO. • In Q2 ‘23 monetization streams were turned on. • Opportunities near term : FANTOO platform is on track to generate revenue from advertisement sales in Q 2 2023, and revenue from user creations and transaction fees in Q 4 2023. • Opportunities mid term : including revenue from our News Agency, Enterprise Resources Planning, and Entertainment Agency. Revenue Growth Strategy Portfolio Building and Revenue Growth

FANTOO Key Takeaways FANTOO capitalizes on the proven business model of monetizing user - generated content through the sale of advertising to brands who want access to fans. 18 FANTOO harnesses the economic power of fandom and the growing popularity of K - Culture in countries around the world. FANTOO Goals: Leverage tech stack platform to expand beyond K - Culture to include sports and other fandoms. The platform is now ready to begin generating meaningful revenue via multiple streams on the application. FANTOO has a strong international subscriber base, which is poised to grow exponentially. 19

Management Team Mr. Gregg is a social enterprise strategist with experience in developing enterprise projects. He is also a seasoned marketing executive across all business sectors, including mid - market and enterprise entities. He previously co - founded SocialWise and served as CEO. Mr. Son is an established expert in the IT and entertainment industry. Served as president of an IT KOSDAQ - listed company. Oversaw business and artist management at StarM Entertainment and Wellmade Yedang. Mr. Shin has over 25 years' experience working as CFO for companies including public company with sales of $33 million. He is an expert in corporate finance, business strategic planning, performance management, and risk management. Mr. Park served as CEO of a marketing agency and has effectively led new businesses and brands of established clients by building media plans and marketing strategies for various business areas. Mr. Kim has more than two decades’ experience in the IT and gaming industries, leading projects for the biggest IT companies including Naver and NHN. He served as COO and CEO for Webzen Inc. before he founded his own company Rulemakr in 2014 and has been serving as CEO. Mr. Kang earned a master’s degree in tax and law from Korea University. Successfully led renowned Korean companies. Currently directing the company’s business strategy to create organic synergy among its diverse business areas while expanding value. 19

Board of Directors 20 Mr. Kang earned a master’s degree in tax and law from Korea University. Successfully led renowned Korean companies. Currently directing the company’s business strategy to create organic synergy among its diverse business areas while expanding value. Served as the president of Epic Pro, Inc. Also served as the CEO of CTK U.S. from August 2017 to December 2021. Mr. Woo served as the president of Crossen, Inc. from August 2009 to March 2018. Mr. Woo earned a Bachelor of Arts in Hotel Management from the University of Nevada Las Vegas. Served as the CEO of Leverstone Financial Co, Inc. since Feb. 2016. Mr. Ahn earned a bachelor’s degree in statistics from Korea University in Seoul, South Korea, and a masters' degree in the Department of Financial Law from Korea University. CFO for Metra Commuter Rail and a member of the Chicago Board of Directors for Cents Ability. Earned a bachelor’s degree in nuclear engineering from The United States Military Academy at West Point, MBA from Northwestern University's Kellogg School, and a master's degree in science from University of Southern California's Viterbi School.

Investment Highlights 21 • FANTOO platform targeting $124B K - Culture purchasing power. • Over 26.6 million users as of March 202 3 , 24 months after the app launch. • Unique platform attracting a global audience of content creators and K - Culture fans. • Fastest growing social media app for K - Culture fans. • Multiple revenue opportunities now ready to turn on.

Thank you! Contact Us Hanryu Holdings , Inc. contact@hanryuholdings.com 22